

November 4, 2024

Jervey Choon
Chief Executive Officer
TriUnity Business Services Ltd
BO1-A-09, Menara 2, KL Eco City, 3, Jalan Bangsar 59200
Kuala Lumpur, Malaysia

      Re: TriUnity Business Services Ltd
          Registration Statement on Form S-1
          Filed October 8, 2024
          File No. 333-282541

Dear Jervey Choon:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1.   Please revise the registration statement cover page to disclose the name, address, including zip code, and telephone number, including area code, of the company's agent for service. Please refer to Form S-1 cover page instructions.

2.   The filing fee table and related disclosure required by Item 16.(c) of Form S-1 should be included in a filing fee exhibit rather than on the registration statement cover page of your filing. Please see Item 601(b)(107) of Regulation S-K.

3.   Please revise the prospectus cover page to include the date of the prospectus. Refer to Item 501(b)(9) of Regulation S-K. In this regard, we note that you have included such date after the table of contents rather than on the prospectus cover page.

Prospectus Summary, page 1

4.　　Please revise to acknowledge in your Prospectus Summary that you have identified conditions and events that raise substantial doubt about your ability to continue as a going concern and explain these conditions and events. Please also revise to provide a risk factor discussing your ability to continue as a going concern. We note the discussion of the substantial doubt as to your ability to continue as a going concern reflected in the report of your independent registered public accountant.

Risk Factors, page 4

5.　　Include a risk factor alerting investors that as a company with a reporting obligation under Section 15(d) of the Exchange Act, you will not be subject to the proxy rules, Section 16 of the Exchange Act and certain of the tender offer rules. Please make similar revisions to the disclosure under "Reports to Security Holders" on page 22, and specify that you will file annual, quarterly and other required Exchange Act reports.

6.　　Include a risk factor alerting investors that the company currently has one officer, director and employee for all company business and operations. Please also address the large amount due to such officer and director.

Our principal executive offices are located in Malaysia and our Company has a non-U.S. resident Officer and Director, page 5

7.　　We note that you disclose that there might be limits to the enforceability of civil liability provisions of U.S. federal securities laws against the company's officers and directors, and company assets. Please more specifically revise your risk factor discussion here to disclose an investor's ability:

- to effect service of process within the United States against any of your non-U.S. resident officers or directors;

- to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against the company's officers and directors;

- to enforce in a Malaysian court a U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

- to bring an original action in a Malaysian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

We are an "emerging growth company" under the JOBS Act of 2012, page 6

8.　　Please revise your disclosure here and elsewhere as necessary to reflect the current revenue threshold for remaining an emerging growth company (i.e., if your revenues exceed $1.235 billion as compared to the $1 billion threshold currently disclosed). Refer to Exchange Act Rule 12b-2.

Management's Discussion and Analysis, page 14

9.   Please remove the references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering.

10.   We note your risk factor concerning inflation. Please clarify your MD&A discussion as to the impact of inflation on your operations and results.

Global Human Resource Outsourcing Services Market Size, page 15

11.   The reference to "billions" in the first paragraph appears incorrect based upon the following chart. Please revise as applicable.

Description of Business, page 16

12.   Please note that the disclosure regarding the company's current business and operations should accurately describe the current company rather than aspirational business activities. Please revise to provide a more detailed summary of the company's current business and operations to include the steps you have taken to date to become an operating company. Please revise to clarify, if true, that the company has provided limited accounting, bookkeeping, human resources and administrative support services to date. To the extent that you discuss future business plans here, such as the company's intentions to provide payroll management, document management, expense management or training services, the discussions should be balanced with a brief discussion on the time frame for implementing these future plans, the steps involved, the associated costs, and any obstacles involved before the company can commence the planned operations. Lastly, to the extent the company has not provided any services to date (i.e. payroll management or document management), please revise to clarify that fact.

Marketing Strategy, page 17

13.   We note your reference to your website. Please revise your disclosure to make clear that your website, does not appear to be meaningfully functional. In this regard, please disclose the timeline and costs for when the website will be functional.

Use of Proceeds, page 18

14.   You state that as of July 31, 2024, your sole officer and director Ms. Jervey Choon advanced the company a total of $28,949. Please clarify whether you intend to use a portion of the net proceeds to repay the loans; and, where applicable, please revise to discuss the material terms of the loan and file related agreements as exhibits to the registration statement. Refer to Instruction 4 of Item 504 of Regulation S-K and Item 601(b)(10) of Regulation S-K.

Exhibits to Registration Statement, page 28

15.   Please file as an exhibit a specimen stock certificate and any other instruments defining the rights of shareholders. Refer to Item 601(b)(4) of Regulation S-K.

<u>Exhibits to Registration Statement</u>
<u>Consent of Independent Accounting Firm, page 28</u>

16.	The report date listed in your auditor consent does not agree with the report date of the audit opinion included in your financial statements. Please have your auditor revise accordingly.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

17.	Please have your auditors revise their report to state, if true, the procedures and opinion are for the period from April 30, 2024 (date of inception) to July 31, 2024 regarding all financial statements other than the balance sheet.

<u>General</u>

18.	We note that this registration statement is substantially similar to registration statements filed by Rocky Mountains Group Ltd. (i.e. a Form S-1; File No. 333-281852) and Keemo Fashion Group Limited (i.e. a Form S-1; File No. 333-267967). In this regard, we note that each of the filings uses a similar prospectus presentation and formatting, offers a similar number of shares (i.e. 8,000,000) at the same offering price of $0.015 per share, and contains similar risk factors, description of securities, use of proceeds, plan of distribution, etc. Additionally, we note that each company retained the same auditor, i.e. JP Centurion & Partners PLT based out of Kuala Lumpur, Malaysia. Please advise regarding the substantially similar registration statements.

19.	We note that the attorney who has provided your legal opinion has disclaimed that he prepared the registration statement. In this regard, Section 11 of the Securities Act of 1933 provides that any expert who helped prepare the registration statement, e.g. accountants or lawyers, may be liable for any misrepresentation or omission of material information in the registration statement. Please advise regarding the person, attorney or service provider who prepared (or assisted in the preparation of) the registration statement.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services